NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

ALIGNVEST ACQUISITION CORPORATION ANNOUNCES CLASS A RESTRICTED
VOTING SHARES AND WARRANTS TO COMMENCE TRADING
SEPARATELY ON AUGUST 4, 2015

Class A Restricted Voting Shares to trade on the TSX under the symbol “AQX.A” and whole
Warrants to trade under the symbol “AQX.WT”

Toronto, Ontario – July 31, 2015 – Alignvest Acquisition Corporation (“Alignvest Acquisition” or the “Company”) announces that the securities underlying Company’s class A restricted voting units (AQX.UN on the TSX), each consisting of one class A restricted voting share and one-half of a warrant, will commence trading separately on the TSX effective August 4, 2015. The class A restricted voting shares and whole warrants will trade under the symbols “AQX.A” and “AQX.WT”, respectively.

Alignvest Management Corporation (“Alignvest”) is the sponsor of Alignvest Acquisition. Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the final prospectus are available on SEDAR at www.sedar.com.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any similar business combination involving Alignvest Acquisition Corporation, also referred to as its qualifying acquisition.

About Alignvest

Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. Alignvest is the parent company of three investment platforms: Alignvest Capital Management Inc., for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Visit Alignvest Management Corporation at www.alignvest.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer and Corporate Secretary, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com